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August 10, 2011
VIA EDGAR AND FEDERAL EXPRESS
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Petrohawk Energy Corporation
Schedule TO-T filed by North America Holdings II Inc.,
BHP Billiton Petroleum (North America) Inc. and BHP
Billiton Limited
Filed July 25, 2011
Schedule TO-T/A filed July 27 and 28, 2011
File No. 05-59801
Dear Ms. Duru:
     On behalf of our clients BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc. (“Parent”) and North America Holdings II Inc. (“Purchaser,” and, together with BHP Billiton Limited and Parent, the “Filing Persons”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 1, 2011, relating to the Schedule TO filed by the Filing Persons on July 25, 2011 (as amended prior to the date hereof, the “Schedule TO”). Concurrently with our submission of this letter, the Filing Persons are filing an amendment to the Schedule TO, which includes certain amendments to the Schedule TO described herein in response to the Staff’s comments as well as certain other amendments described therein. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO.
     For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Ms. Mellissa Campbell Duru
Schedule TO
Withdrawal Rights, page 17
1. We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
     Response: In response to the Staff’s comments, the Filing Persons have amended Item 4 of the Schedule TO.
Source and Amount of Funds, page 25
2. We note the bidders intend on entering into a financing facility for approximately $7.5 billion to partially finance the offer. Please confirm that when you enter into the facility, you will update the disclosure included in this section and file the loan agreement(s) as an exhibit to the Schedule TO. Refer to Items 7 and 12 of Schedule TO and Items 1007 (d) and 1016 (b) of Regulation M-A.
     Response: We confirm on behalf of the Filing Persons that (i) the Filing Persons will update the disclosure included in Section 9 – “Source and Amount of Funds” of the Offer to Purchase if and when the facility referenced therein is entered into, which is presently anticipated to occur shortly before the Expiration Date, and (ii) the loan agreement will be filed as an exhibit to Schedule TO at such time.
Background; Past Contacts or Negotiations with Petrohawk, page 25
3. You disclose that representatives of Barclays Capital, on behalf of BHP Billiton, initiated contact with Mr. Wilson. Supplement your disclosure to specify when and in what capacity Barclays was first engaged. Further, please revise to clarify and provide a complete summary of the terms of any agreements between the filing persons and Barclays Capital and/or its affiliates in connection with the current transaction.
     Response: In response to the Staff’s comment, the Filing Persons have amended Items 4, 5, 6 and 11 of the Schedule TO. We respectfully note to the Staff that, in Section 18 – “Fees and Expenses” of the Offer to Purchase, the Filing Persons disclose that Barclays Capital will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities (including liabilities under the U.S. federal securities laws) in connection with its services as dealer-manager for the Offer, none of which is material in the context of the transactions contemplated by the Merger Agreement. The foregoing disclosure is made pursuant to Item 9 of Schedule TO and Item 1009(a) of Regulation M-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As is customary where there is a separate arrangement for financial advisory services, other than the reimbursement noted above, Barclays Capital is in fact not receiving any additional monetary compensation for their services as

Ms. Mellissa Campbell Duru
dealer-manager for the Offer. We respectfully submit to the Staff that disclosure of agreements between Barclays Capital and the Filing Persons beyond the disclosure of the agreement with respect to Barclays Capital’s services as dealer-manager of the Offer is not required under the Exchange Act, in particular because Barclays Capital has not provided and is not providing any report, opinion or appraisal in connection with the Offer or the Merger and because Item 1015 of Regulation M-A is not referenced by the item requirements of Schedule TO under the Exchange Act.
4. Please explain how Mr. Yeager was able to offer a counter-proposal of $38.75 and agree to other deal term modifications prior to presenting such revised terms to the boards of BHP Billiton Limited and BHP Billiton Plc. For example, clarify whether the boards had pre- approved Mr. Yeager to negotiate within a specified range of share prices and/or premiums to the Petrohawk share price during that time. If so, revise to so state.
     Response: We respectfully submit to the Staff that the disclosure in the seventh paragraph of Section 10 – “Background of the Offer; Past Contacts or Negotiations with Petrohawk – Background of the Offer” of the Offer to Purchase states that Mr. Yeager’s counter-proposal of $38.75 and discussion of other deal term modifications were an indication by Mr. Yeager with respect to the terms that he believed would be agreed to by the board of directors of BHP Billiton Limited and BHP Billiton Plc and did not, for example, represent an agreement on behalf of BHP Billiton. However, the Filing Persons have amended Items 4, 5, 6 and 11 of the Schedule TO to reflect additional disclosure regarding Mr. Yeager’s discussion with Mr. Wilson on June 20, 2011.
The Merger Agreement; Other Agreements, page 28
Rule 14d-10 Matters, page 44
5. Please update your disclosure to confirm, if correct, that independent directors of Compensation Committee of the Petrohawk Board have approved the various arrangements related to employment compensation, severance and other employee benefit arrangements negotiated between the bidders and the various parties to such agreements in compliance with Exchange Act Rule 14d-10-(d).
     Response: In response to the Staff’s comments, the Filing Persons have amended Item 11 of the Schedule TO.
Conditions to the Offer, page 53
6. Please refer to the fourth bullet point on page 54 relating to Petrohawk’s performance under the Merger Agreement. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Petrohawk has failed to perform in any material respect all obligations required to be performed by it under the Merger Agreement appears to be a

Ms. Mellissa Campbell Duru
determination left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.
     Response: We respectfully note to the Staff that, until the consummation of the Offer, Petrohawk will not be within the direct or indirect control of Purchaser or its affiliates and, therefore, the satisfaction or failure of the condition referenced in the Staff’s comment 6 is not within the control of Purchaser or its affiliates. In addition, we respectfully submit to the Staff that the referenced condition is a customary condition in this type of negotiated transaction to ensure that the parties to the negotiated agreement perform in all material respects their obligations under such agreement, and is objectively verifiable because (i) satisfaction or failure of the referenced condition will be based on a factual analysis of whether Petrohawk has complied in all material respects with all obligations required to be performed by it under the Merger Agreement and (ii) the interpretation of the Merger Agreement is subject to the principles of construction under Delaware law. Furthermore, Purchaser’s ability to assert the failure of the referenced condition is subject to certain rights and remedies afforded to Petrohawk under the Merger Agreement.
7. In the final paragraph of this section, you disclose that the conditions are in addition to, and not a limitation of, the rights and obligations of the filing persons to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.
8. You refer to the Purchaser’s right to assert conditions at any time and “from time to time”. Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”
     Response to comments 7 and 8: We confirm on behalf of the Filing Persons that there are no conditions to the Offer other than those set forth in the Offer to Purchase. In response to the Staff’s comments 7 and 8, the Filing Persons have amended Item 4 of the Schedule TO.
9. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a

Ms. Mellissa Campbell Duru
triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
     Response: We confirm to the Staff that it is the understanding of the Filing Persons that when an offer condition is triggered and the Filing Persons decide to waive the triggered condition(s) then, depending upon the materiality of the waived condition and the number of days remaining in the relevant tender offer, the Filing Persons may be required to extend such tender offer and re-circulate new disclosure to security holders.
10. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.
     Response: We confirm to the Staff that it is the understanding of the Filing Persons that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer that the Filing Persons should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
* * * *
Closing Information
     As requested by the Staff in the closing comments of the comment letter dated August 1, 2011, attached hereto as Exhibit A is a written acknowledgment of certain matters by BHP Billiton Limited, Parent and Purchaser.
     If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (212) 558-4000.
Sincerely yours,
/s/  Krishna Veeraraghavan
Krishna Veeraraghavan

cc:	Kirsten Gray Justin Stuhldreher Anthony Austin (BHP Billiton) James C. Morphy (Sullivan & Cromwell LLP)

Ms. Mellissa Campbell Duru
Exhibit A
In connection with the Schedule TO, each of the undersigned hereby acknowledges that:
•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: August 10, 2011

BHP BILLITON LIMITED

By:	/s/ David A. Williamson

Name: David A. Williamson
Title: Head of Group Legal and Chief Compliance Officer

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.

By:	/s/ David Powell

Name: David Powell
Title: Vice President

NORTH AMERICA HOLDINGS II INC.

By:	/s/ David Powell

Name: David Powell
Title: Vice President